UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information
Disclosure of Major Shareholding
February 18, 2015 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, February 18, 2015 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, JPMorgan Asset Management Holdings Inc. notified Delhaize Group that the total shareholding of certain of its subsidiaries crossed the threshold of 3% of the shares issued by Delhaize Group SA downwards on February 9, 2015 and upwards on February 10, 2015.

On February 13, 2015, JPMorgan Asset Management Holdings Inc. notified Delhaize Group that as of February 9, 2015 JPMorgan Asset Management Holdings Inc. owned through its various subsidiaries less than 3% of Delhaize Group’s voting rights.

On February 13, 2015, JPMorgan Asset Management Holdings Inc. notified Delhaize Group that as of February 10, 2015 JPMorgan Asset Management Holdings Inc. owned 3 128 660 Delhaize Group shares through its various subsidiaries as indicated in the table below, which represented 3.04% of Delhaize Group’s voting rights. The denominator is 102 819 053 shares.

Holders of voting rights	Current number of voting rights	Current percentage of voting rights
JPMorgan Asset Management Holdings Inc.	0	0,00%
J.P. Morgan Investment Management Inc.	617 991	0,60%
JPMorgan Asset Management (Taiwan) Limited	37 430	0,04%
JPMorgan Asset Management (UK) Limited	2 432 541	2,37%
JPMorgan Chase Bank, National Association	40 698	0,04%

TOTAL	3 128 660	3,04%

The entities listed in the table above are controlled via intermediate holding companies ultimately by JPMorgan Chase & Co. and are discretionary investment managers that hold and exercise the voting rights in the absence of specific instructions.

Notification as well as further information related to the relationship between JPMorgan Asset Management Holding Inc. and the entities having the holdings are available on our internet website under the section Corporate Governance.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 468 stores. In 2014, Delhaize Group posted €21.4 billion ($28.4 billion) in revenues. In 2013, Delhaize Group posted €179 million ($237 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that

Delhaize Group – Disclosure of Major Shareholding – February 18, 2015	1 of 2

could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Disclosure of Major Shareholding – February 18, 2015	2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 19, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President